SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 19, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

4Q13 Earnings Release

Banco Macro Announces Results for the Fourth Quarter of 2013

Buenos Aires, Argentina, February 19, 2014 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2013 (“4Q13”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.953.4 million in 4Q13. This result was 67% higher than the Ps.571.9 million reported in the third quarter of 2013 (“3Q13”) and 124% higher than the Ps.425.8 million posted in the fourth quarter of 2012 (“4Q12”). In 4Q13, the accumulated return on average equity (“ROAE”) and the accumulated return on average assets (“ROAA”) were 33.3% and 4.6%, respectively.

• In 4Q13, Banco Macro’s financing to the private sector grew 7% or Ps.2.4 billion quarter over quarter (“QoQ”) totaling Ps.39.5 billion. Commercial loans showed better performance than consumer loans. Among commercial loans, pledge and mortgages loans (mainly productive investments loans with mortgage and pledge guarantees respectively, according to Communication “A” 5319, “A” 5380 and “A” 5449 of BCRA), grew 22% and 20% QoQ, respectively. Credit cards and personal loans rose 19% and 7% QoQ, respectively.

• In 4Q13, Banco Macro’s total deposits grew 4% QoQ, totaling Ps.43.4 billion and representing 86% of the Bank’s total liabilities. Private sector deposits grew 9% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.4.2 billion (25.3% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 33.3% of its total deposits in 4Q13.

• In 4Q13, the Bank’s non-performing to total financing ratio was 1.7% and the coverage ratio reached 149.06%.

4Q13 Earnings Release Conference Call Thursday, February 20, 2014 Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Finance & IR Manager

To participate, please dial:

Argentine Participants: (0800) 444 2930

U.S. Participants: +1 (877) 317 6776

Participants from outside the U.S.:

+1 (412) 317 6776

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 2/20/2014 through 3/6/2014	Ines Lanusse Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager), Jorge Scarinci (Finance and IR Manager) and Ines Lanusse (Investor Relations Officer).

4Q13 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

4Q13 Earnings Release

Results

Earnings per outstanding share were Ps.1.63 in 4Q13, 67% higher than 3Q13´s level and 124% higher than in 4Q12.

EARNINGS PER SHARE	MACRO consolidated
	IV12	I13	II13	III13	IV13	2012	2013

Net income (M $)	425.8	457.9	460.4	571.9	953.4	1,493.6	2,443.6
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5	584.5	584.5
Average shares in portfolio (M)	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	10.40	11.20	11.90	12.90	14.51	10.40	14.51
Earnings per share ($)	0.73	0.78	0.79	0.98	1.63	2.56	4.18

Book value per ADS (USD)	21.15	21.87	22.10	22.27	22.26	21.15	22.26
Earning per ADS (USD)	1.48	1.53	1.47	1.69	2.50	5.20	6.41

Banco Macro’s 4Q13 net income of Ps.953.4 million was 67% or Ps.381.5 million higher than the previous quarter and rose 124% or Ps.527.6 million year over year (“YoY”).

In 2013 Banco Macro´s net income was Ps.2.4 billion, 64% higher than in 2012. Banco Macro´s 2013 net result represented an accumulated ROAE and an accumulated ROAA of 33.3% and 4.6% respectively. In 4Q13, Banco Macro accounted additional provisions for the payment of bonuses and a one-time payment for Ps.84.6 million. Had these provisions been excluded, 4Q13 net income would have been Ps.1.0 billion (34.4% ROAE and 4.7% ROAA).

The operating result for 2013 was Ps.3.7 billion increasing 59% in comparison with 2012.

It is important to emphasize that this result was obtained with the leverage of 7x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	2012	2013

Net financial income	1,122.9	1,166.5	1,197.1	1,550.0	1,818.4	4,076.8	5,732.0
Provision for loan losses	-197.3	-128.5	-113.9	-139.1	-158.5	-600.4	-540.0
Net fee income	505.6	560.0	640.2	606.4	701.9	1,959.3	2,508.5
	1,431.2	1,598.0	1,723.4	2,017.3	2,361.8	5,435.7	7,700.5
Administrative expenses	-895.7	-878.5	-1,002.5	-1,029.5	-1,104.9	-3,115.4	-4,015.4
Operating result	535.5	719.5	720.9	987.8	1,256.9	2,320.3	3,685.1
Minority interest in subsidiaries	-4.2	-3.9	-4.1	-4.7	-5.4	-13.8	-18.1
Net other income	21.8	31.7	37.0	11.0	29.8	40.6	109.5
Net income before income tax	553.1	747.3	753.8	994.1	1,281.3	2,347.1	3,776.5
Income tax	-127.3	-289.4	-293.4	-422.2	-327.9	-853.5	-1,332.9
NET INCOME	425.8	457.9	460.4	571.9	953.4	1,493.6	2,443.6

The Bank’s 4Q13 financial income totaled Ps.3.0 billion, increasing by 15% (Ps.398.4 million) compared to the previous quarter and 55% (Ps.1.1 billion) compared to 4Q12.

Interest on loans represented 81% of total financial income in 4Q13, lower than 82% posted in 3Q13 and 86% posted in 4Q12. Interest on loans was 13% or Ps.285.8 million higher than 3Q13’s level due to higher average volume of the loan portfolio and to an increase in the average interest lending rates of 140bp. On an annual basis, interest on loans grew 45% or Ps.749.4 million.

3

4Q13 Earnings Release

In 2013, interest on loans grew 40% or Ps.2.3 billion in comparison with 2012.

In 4Q13, net income from government and private securities decreased 47% or Ps.84.6 million QoQ mainly due to lower bond prices towards the end of the quarter. On an annual basis, net income from government and private securities increased 27% or Ps.20.4 million.

In 2013, net income from government and private securities increased 13% or Ps.47.6 million compared to 2012.

Income from differences in quoted prices of gold and foreign currency increased 51% or Ps.115.1 million QoQ due to a higher FX position revaluation caused by the faster depreciation of the Argentine Peso. On an annual basis, the increase was 201% or Ps.228.9 million.

In 2013, income from differences in quoted prices of gold and foreign currency increased 109% or Ps.421.1 million compared to 2012.

Other financial income increased 111% or Ps.63.4 million compared to 3Q13 mainly due to higher income from on shore forward foreign currency transactions. On an annual basis, the increase was 101% or Ps.60.6 million.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	2012	2013

Interest on cash and due from banks	0.1	0.1	0.0	0.1	0.0	0.2	0.2
Interest on loans to the financial sector	11.3	10.3	11.6	12.9	16.7	46.1	51.5
Interest on overdrafts	209.1	228.0	244.6	274.4	327.9	721.0	1,074.9
Interest on documents	120.3	126.6	149.8	175.3	202.4	414.8	654.1
Interest on mortgages loans	59.3	67.6	79.9	86.4	100.0	198.8	333.9
Interest on pledges loans	36.1	42.5	46.0	50.0	58.6	126.8	197.1
Interest on credit cards loans	207.1	222.8	223.2	260.2	316.0	740.7	1,022.2
Interest on financial leases	14.9	15.8	16.5	17.7	18.4	60.0	68.4
Interest on other loans	998.5	1,051.7	1,121.7	1,243.3	1,366.0	3,537.2	4,782.7
Net Income from government & private securities (1)	75.5	100.9	31.8	180.5	95.9	361.5	409.1
Interest on other receivables from financial interm.	0.4	0.9	0.8	0.5	0.9	1.0	3.1
Income from Guaranteed Loans - Decree 1387/01	6.3	12.1	3.3	1.1	9.5	16.9	26.0
CER adjustment	8.5	16.4	4.8	2.0	12.0	22.9	35.2
CVS adjustment	0.2	0.2	0.2	0.1	0.1	0.4	0.6
Difference in quoted prices of gold and foreign currency	113.7	102.1	135.9	227.5	342.6	387.0	808.1
Other	60.1	49.0	59.4	57.3	120.7	269.1	286.4
Total financial income	1,921.4	2,047.0	2,129.5	2,589.3	2,987.7	6,904.4	9,753.5

(1) Net Income from government & private securities
LEBAC / NOBAC	13.2	33.5	16.6	2.3	5.2	143.8	57.6
Other	62.3	67.4	15.2	178.2	90.7	217.7	351.5
TOTAL	75.5	100.9	31.8	180.5	95.9	361.5	409.1

The Bank’s 4Q13 financial expense totaled Ps.1.2 billion, increasing by 13% (Ps.130 million) compared to the previous quarter and increasing by 46% (Ps.370.8 million) compared to 4Q12.

In 4Q13, interest on deposits including checking and saving accounts represented 78% of the Bank’s total financial expense. Interest on deposits including checking and saving accounts increased 14% or Ps.108.4 million QoQ due to an increase of the average deposit rates of 120bp and a higher average volume of deposits. During 4Q13 the average BADLAR interest rate grew 165bp, from 17.7% posted in 3Q13 to 19.4% posted in 4Q13. On a yearly basis, interest on deposits including checking and saving accounts grew 46% or Ps.286 million.

In 2013, interest on deposits including checking and saving accounts increased 41% or Ps.905.5 million in comparison with 2012.

4

4Q13 Earnings Release

Other financial expense grew 10% or Ps.17.5 million QoQ and 61% or Ps.75.7 million YoY mainly due to higher gross income tax.

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	2012	2013

Interest on checking accounts	0.1	0.1	0.1	0.1	0.2	0.4	0.5
Interest on saving accounts	9.8	10.0	10.6	10.3	10.2	34.0	41.1
Interest on time deposits	614.5	667.2	707.0	791.6	900.0	2,167.6	3,065.8
Interest on financing from financial institutions	1.0	1.0	1.0	0.9	0.0	4.3	2.9
Interest on other liabilities from fin intermediation	17.9	18.5	19.0	20.7	22.8	66.8	81.0
Interest on subordinated bonds	0.8	0.8	0.9	0.8	0.9	3.0	3.4
Other Interest	15.0	14.8	14.8	15.1	17.0	62.5	61.7
CER adjustment	1.1	1.2	0.9	1.1	1.1	4.4	4.3
Contribution to Deposit Guarantee Fund	14.9	15.9	16.8	17.1	18.0	55.9	67.8
Other	123.4	151.0	161.3	181.6	199.1	428.7	693.0
Total financial expense	798.5	880.5	932.4	1,039.3	1,169.3	2,827.6	4,021.5

As of 4Q13, the Bank’s net interest margin was 13.7%, wider than the 13.3% posted in 3Q13 and higher than the 12.1% posted in 4Q12. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 13.9% in 4Q13, higher than the 13.6% posted in 3Q13 and the 12.6% posted in 4Q12.

In 4Q13, Banco Macro’s net fee income totaled Ps.701.9 million, 16% or Ps.95.5 million higher than 3Q13, and 39% or Ps.196.2 million higher than 4Q12. This growth was mainly driven by debit and credit card fees which increased 11% or Ps.22.1 million QoQ and fee charges on deposit accounts which increased 3% or Ps.14.8 million QoQ. On a yearly basis these fees increased 40% and 29%, respectively.

In 2013, net fee income grew 28%, among which, debit and credit card fees and fee charges on deposit accounts stand out.

NET FEE INCOME	MACRO consolidated
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	2012	2013

Fee charges on deposit accounts	419.1	452.3	505.2	525.2	540.0	1,571.8	2,022.7
Debit and credit card fees	161.9	166.4	180.2	204.0	226.1	544.8	776.7
Other fees related to foreign trade	10.7	10.0	10.8	11.9	11.8	38.7	44.5
Credit-related fees	53.9	38.6	49.0	38.4	38.1	141.0	164.1
Lease of safe-deposit boxes	16.8	16.9	18.1	18.0	17.8	64.6	70.8
Other	68.2	80.3	85.7	86.5	95.0	283.8	347.5
Total fee income	730.6	764.5	849.0	884.0	928.8	2,644.7	3,426.3

Total fee expense	225.0	204.5	208.8	277.6	226.9	685.4	917.8

Net fee income	505.6	560.0	640.2	606.4	701.9	1,959.3	2,508.5

In 4Q13 Banco Macro’s administrative expenses reached Ps.1.1 billion, 7% or Ps.75.4 million higher than the previous quarter mainly due to higher personnel expenses and other professional fees. Administrative expenses increased 23% or Ps.209.1 million YoY due to an increase in personnel expenses (mainly higher salaries) and higher other operating expenses.

Personnel expenses grew 12% or Ps.69.2 million QoQ, basically due to the net effect resulting from the provisions accounted for the payment of bonuses and for a one-time payment agreed with the Unions (Ps.1.200 per employee) for Ps.9.0 million in this quarter, plus other provisions accounted in the previous quarter for Ps.23.6 million, which are not repeated in 4Q13. Had the above mentioned concepts been excluded, personnel expenses would have picked up 1% QoQ.

5

4Q13 Earnings Release

In 2013, administrative expenses grew 29%, mainly due to the salary increase arranged with the Banking Unions in May 2013.

As of December 2013, the accumulated efficiency ratio reached 48.7%, improving from the 51.6% posted in 4Q12. Administrative expenses grew 29% in 2013, while net financial income and net fee income grew 37% as a whole in the same year, evidencing an improvement in efficiency.

Had provisions for the payment of bonuses and the one-time payment been excluded, the accumulated efficiency ratio as of December 2013 would have been 47.4%.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	2012	2013

Personnel expenses	526.5	529.6	609.1	572.0	641.2	1,844.3	2,351.9
Directors & statutory auditors´fees	27.0	15.8	31.0	23.8	46.5	75.0	117.1
Other professional fees	33.0	30.6	34.8	36.4	36.4	109.9	138.2
Advertising & publicity	28.2	21.3	20.0	48.1	14.0	92.5	103.4
Taxes	48.7	47.3	54.3	56.9	60.0	169.3	218.5
Depreciation of equipment	22.9	23.0	24.3	24.9	26.5	85.0	98.7
Amortization of organization costs	19.0	19.6	20.9	22.9	25.6	72.7	89.0
Other operating expenses	123.8	128.8	139.4	164.5	165.7	429.8	598.4
Other	66.6	62.4	68.7	80.0	89.0	236.9	300.2
Total Administrative Expenses	895.7	878.5	1,002.5	1,029.5	1,104.9	3,115.4	4,015.4

Total Employees	8,482	8,484	8,527	8,641	8,663	8,482	8,663
Branches	428	428	428	428	430	428	430
Efficiency ratio	55.0%	50.9%	54.6%	47.7%	43.8%

Accumulated efficiency ratio	51.6%	50.9%	52.8%	50.9%	48.7%	51.6%	48.7%

In 4Q13, the Bank’s net other income totalled Ps.29.8 million, increasing Ps.18.8 million QoQ. This increase was based on certain income tax expenses that were accounted in the previous quarter and are not repeated in this quarter.

NET OTHER INCOME	MACRO Consolidated
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	2012	2013

Other Income
Penalty interest	9.6	8.9	11.8	9.9	10.4	39.6	41.0
Recovered loans and reversed allowances	21.2	35.2	25.8	21.5	26.9	78.9	109.4
Other	23.0	17.4	38.4	26.8	20.2	78.2	102.8
Total Other Income	53.8	61.5	76.0	58.2	57.5	196.7	253.2

Other Expense
Charges for other receivables uncollectibility and other allowances	14.0	9.9	17.6	14.0	9.1	43.0	50.6
Amortization of differences related to court orders	0.0	0.0	0.0	0.0	0.0	60.0	0.0
Goodwill amortization	3.5	3.5	3.5	3.5	3.6	14.0	14.1
Other Expense	14.5	16.4	17.9	29.7	15.0	39.1	79.0
Total Other Expense	32.0	29.8	39.0	47.2	27.7	156.1	143.7

Net Other Income	21.8	31.7	37.0	11.0	29.8	40.6	109.5

In 2013, Banco Macro's effective income tax rate was 35.3%, compared to 36.4% in 2012.

6

4Q13 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.39.5 billion, increasing 7% or Ps.2.4 billion QoQ and 24% or Ps.7.6 billion YoY.

Within commercial loans, growth was driven by pledges and mortgages loans, which grew 22% and 20% QoQ respectively. The increase of this type of financing totaled Ps.653.2 million QoQ. Within this loan portfolio, productive investments loans with mortgage and pledge guarantees respectively have been included (Communication “A” 5319 of BCRA).

As of December 2013, Banco Macro´s loans for productive investment totaled Ps.3.0 billion, including the three segments of this credit line.

The main growth in consumer loans was driven by credit card loans which grew 19% QoQ, and personal loans, which increased 7% QoQ. The increase of this type of financing totaled Ps.1.9 billion QoQ.

In 2013 pledge and mortgage loans (both including productive investments loans with pledged and mortgage securities) and credit card loans experienced the most significant annual growth rates in our loan portfolio, increasing 54%, 53% and 45% respectively.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	Quarterly	Annualy

Overdrafts	4,280.6	5,296.2	4,487.6	5,642.0	4,450.0	-21%	4%
Discounted documents	3,651.4	3,586.3	3,635.9	3,654.4	4,320.8	18%	18%
Mortgages loans	1,508.5	1,603.2	1,896.9	1,916.2	2,308.9	20%	53%
Pledges loans	928.7	983.2	1,144.0	1,168.9	1,429.4	22%	54%
Personal loans	10,826.6	11,466.8	12,315.1	13,012.5	13,873.8	7%	28%
Credit Card loans	4,725.2	4,884.1	5,310.9	5,755.4	6,841.4	19%	45%
Others	4,808.5	4,272.3	4,635.8	4,878.0	5,206.6	7%	8%
Total credit to the private sector	30,729.5	32,092.1	33,426.2	36,027.4	38,430.9	7%	25%
Financial trusts	839.8	908.0	664.0	710.4	722.1	2%	-14%
Leasing	323.1	352.6	376.5	375.7	385.7	3%	19%
Total credit w/ f. trusts and leasing	31,892.4	33,352.7	34,466.7	37,113.5	39,538.7	7%	24%

Public Sector Assets

In 4Q13, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 3%, lower than the 4.4% posted in 3Q13 and the 3.9% in 4Q12.

The Bank’s exposure to the public sector remained below the Argentine system’s average (10%).

7

4Q13 Earnings Release

PUBLIC SECTOR ASSETS	MACRO consolidated					Variation
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	Quarterly	Annualy

LEBAC / NOBAC B.C.R.A.	125.8	1,391.1	57.0	82.8	48.6	-41%	-61%
Other	1,284.2	1,357.9	2,117.7	1,778.5	1,099.6	-38%	-14%
Government securities	1,410.0	2,749.0	2,174.7	1,861.3	1,148.2	-38%	-19%
Guaranteed loans	272.6	295.5	298.7	295.2	311.8	6%	14%
Provincial loans	313.6	309.1	304.1	296.4	328.4	11%	5%
Government securities loans	0.0	0.0	10.8	13.5	0.0	0%	0%
Loans	586.2	604.6	613.6	605.1	640.2	6%	9%
Purchase of government bonds	18.4	18.9	19.2	19.0	8.9	-53%	-52%
Other receivables	18.4	18.9	19.2	19.0	8.9	-53%	-52%

TOTAL PUBLIC SECTOR ASSETS	2,014.6	3,372.5	2,807.5	2,485.4	1,797.3	-28%	-11%

TOTAL PUBLIC SECTOR LIABILITIES	42.2	43.6	25.4	42.6	42.1	-1%	0%

Net exposure	1,972.4	3,328.9	2,782.1	2,442.8	1,755.2	-28%	-11%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,888.8	1,981.4	2,750.5	2,402.6	1,748.7	-27%	-7%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	3.9%	3.9%	5.1%	4.4%	3.0%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	3.8%	3.8%	5.1%	4.3%	2.9%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.43.4 billion in 4Q13, growing 4% or Ps.1.7 billion QoQ and 20% or Ps.7.2 billion YoY and representing 86% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 9% or Ps.3.0 billion while public sector deposits decreased 17% or Ps.1.4 billion. Within private sector deposits, an increase in peso and foreign currency deposits was observed of 10% and 4%, respectively.

The increase in private sector deposits was led by transactional deposits, which grew 14% or Ps.2.1 billion QoQ. In addition, time deposits increased 5% or Ps.834.5 million QoQ.

In 2013, time deposits increased 35%, while transactional deposits grew 29%.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	Quarterly	Annualy

Public sector	8,318.4	9,220.8	8,549.7	7,972.6	6,580.0	-17%	-21%

Financial sector	24.2	20.2	24.1	20.9	26.9	29%	11%

Private sector	27,846.1	29,818.2	30,956.6	33,780.5	36,820.1	9%	32%
Checking accounts	6,716.9	6,509.7	7,145.8	7,494.3	8,602.7	15%	28%
Savings accounts	6,467.2	6,728.4	7,384.0	7,454.0	8,440.7	13%	31%
Time deposits	13,596.2	15,440.1	15,318.9	17,582.0	18,416.5	5%	35%
Other	1,065.8	1,140.0	1,107.9	1,250.2	1,360.2	9%	28%
TOTAL	36,188.7	39,059.2	39,530.4	41,774.0	43,427.0	4%	20%

8

4Q13 Earnings Release

Other sources of funds

In 4Q13, the total amount of other sources of funds increased 15% or Ps.1.4 billion compared to 3Q13, as a result of an increase in shareholder’s equity (totaling Ps.953.4 million), driven by positive 4Q13 results and higher financing from international institutions and correspondent banks.

OTHER FUNDING	MACRO consolidated					Variation
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	Quarterly	Annualy

Central Bank of Argentina	21.7	21.3	21.2	21.9	22.0	0%	1%
Banks and international institutions	276.8	209.6	96.6	34.6	326.5	844%	18%
Financing received from Argentine financial institutions	85.1	93.0	100.3	56.9	56.9	0%	-33%
Subordinated corporate bonds	740.2	789.8	810.4	892.7	981.1	10%	33%
Non-subordinated corporate bonds	541.7	552.7	593.1	624.8	718.0	15%	33%
Shareholders´ equity	6,199.1	6,657.0	7,102.1	7,674.0	8,627.4	12%	39%
Total Funding	7,864.7	8,323.4	8,723.8	9,304.9	10,731.9	15%	36%

As of December 2013 Banco Macro’s average cost of funds reached 9.8%, one of the lowest in the Argentine banking sector. Banco Macro’s transactional deposits represented approximately 47% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 4Q13, the Bank’s liquid assets amounted to Ps.14.5 billion, showing an increase of 15% QoQ and an increase of 26% on a yearly basis.

Also in 4Q13, Banco Macro experienced an increase in Cash which was partially offset by a decrease in Reverse Repos from Lebac/Nobac and Calls.

In December 2013 Banco Macro’s liquid assets to total deposits ratio reached 33.3%.

LIQUID ASSETS	MACRO consolidated					Variation
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	Quarterly	Annualy

Cash	10,047.0	9,270.3	8,323.1	9,449.6	12,860.5	36%	28%
Guarantees for compensating chambers	517.4	553.7	616.7	574.3	582.4	1%	13%
Call	166.5	305.0	247.9	444.9	308.0	-31%	85%
Reverse repos from other securities	146.3	337.2	164.6	360.1	554.1	54%	279%
Reverse repos from LEBAC/NOBAC	487.0	937.1	2,265.1	1,695.0	124.4	-93%	-74%
LEBAC / NOBAC own portfolio	125.9	1,358.9	57.0	82.8	48.6	-41%	-61%
TOTAL	11,490.1	12,762.2	11,674.4	12,606.7	14,478.0	15%	26%

Liquid assets to total deposits	31.7%	32.7%	29.5%	30.2%	33.3%

Solvency

Banco Macro continued showing high solvency levels in 4Q13 with an integrated capital (RPC) of Ps.8.6 billion over a total capital requirement of Ps.4.4 billion. Banco Macro´s excess capital in 4Q13 was 97% or Ps.4.2 billion.

9

4Q13 Earnings Release

According to Communication “A” 5369 of BCRA, substantial changes regarding minimum capital requirements for all financial entities were incorporated. These adjustments include variations in capital requirements categories and in Integration Capital (RPC). Within these changes, outstands the fact that interest rate risk requirement has been excluded from the total capital requirement since February 2013, being January 2013 the last month where interest risk requirement should be contemplated.

Despite this modification, January´s 2013 calculation for the total capital requirement remains as reference for the total capital requirement for the 2013 coming months. The modification requires the comparison between January´s 2013 total capital requirement for Ps.4.4 billion (when interest rate risk requirement was still contemplated) against the month under analysis total capital requirement for Ps.4.2 billion (December 2013 in this case). From this comparison, the highest must be considered.

Since January 2014, total capital requirement will be based on the new regulations (Communication “A” 5369).

The capitalization ratio (as a percentage of risk-weighted assets) was 25.3% in 4Q13, above the minimum required by the Central Bank.

If we consider December´s 2013 total capital requirement, without comparing with January 2013, Banco Macro´s excess capital would have been 104% or Ps.4.4 billion.

The Bank´s aim is to make the best use of this excess capital.

MIN.CAP.REQUIREMENT	MACRO consolidated					Variation
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	Quarterly	Annualy

Credit risk requirement	2,678.1	2,752.5	2,752.5	2,752.5	2,752.5	0%	3%
Market risk requirement	36.1	52.0	52.0	52.0	52.0	0%	44%
Operational risk requirement	693.5	709.9	709.9	709.9	709.9	0%	2%
Interest rate risk requirement	806.6	838.2	838.2	838.2	838.2	0%	4%
Total capital requirement (*)	4,214.4	4,352.6	4,352.6	4,352.6	4,352.6	0%	3%

Ordinary Capital Level 1 (COn1)	6,035.4	6,481.4	6,929.3	7,388.1	8,150.7	10%	35%
Deductible concepts COn1	-367.7	-359.3	-314.1	-336.5	-363.5	8%	-1%
Aditional Capital Level 1 (CAn1)	458.5	412.7	412.7	412.7	412.7	0%	-10%
Capital level 2 (COn2)	155.0	324.3	338.8	364.8	388.9	7%	151%
Integrated capital (RPC)	6,281.2	6,859.0	7,366.7	7,829.1	8,588.8	10%	37%

Excess capital	2,066.8	2,506.4	3,014.1	3,476.5	4,236.2	22%	105%

Capitalization ratio	19.0%	20.2%	21.7%	23.1%	25.3%

(*) Total Capital requirement for I13, II13, III13 & IV13 quarters, are January´s 2013 total capital requeriement since the highest must be considered accoridng to Comunication "A"5369.

Asset Quality

In 4Q13, Banco Macro’s non-performing to total financing ratio reached a level of 1.7% compared to 1.76% posted in 3Q13.

The coverage ratio reached 149.06% in 4Q13.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

10

4Q13 Earnings Release

ASSET QUALITY	MACRO consolidated					Variation
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	Quarterly	Annualy

Commercial portfolio	13,962.1	14,641.4	14,675.2	16,448.9	16,513.3	0%	18%
Non-performing	182.9	177.6	222.8	250.1	253.1	1%	38%
Consumer portfolio	19,027.2	19,845.9	21,232.9	22,314.9	24,669.0	11%	30%
Non-performing	402.9	414.6	452.8	435.3	435.6	0%	8%
Total portfolio	32,989.3	34,487.3	35,908.1	38,763.8	41,182.3	6%	25%
Non-performing	585.8	592.2	675.6	685.4	688.7	0%	18%
Total non-performing/ Total portfolio	1.78%	1.72%	1.88%	1.76%	1.70%
Total allowances	905.2	924.7	972.5	1,010.6	1,026.6	2%	13%
Coverage ratio w/allowances	154.52%	156.15%	143.94%	147.45%	149.06%

11

4Q13 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated					Variation
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	Quartlery	Annualy

CER adjustable ASSETS

Guaranteed loans	305.6	312.6	317.8	324.8	331.4	2%	8%
Private sector loans	7.2	6.7	6.1	5.5	4.9	-11%	-32%
Other loans	0.4	0.3	0.5	0.4	0.4	0%	0%
Loans	313.2	319.6	324.4	330.7	336.7	2%	8%
Other receivables	2.6	2.5	2.2	3.4	2.8	-18%	8%
Total CER adjustable assets	315.8	322.1	326.6	334.1	339.5	2%	8%

CER adjustable LIABILITIES
Deposits	0.2	0.3	0.2	0.2	0.2	0%	0%
Other liabilities from financial intermediation	43.7	43.4	42.9	42.5	42.0	-1%	-4%
Total CER adjustable liabilities	43.9	43.6	43.1	42.7	42.2	-1%	-4%

NET ASSET CER EXPOSURE	271.9	278.5	283.5	291.4	297.3	2%	9%

FOREIGN CURRENCY POSITION	MACRO consolidated					Variation
In MILLION $	IV 12	I 13	II 13	III 13	IV 13	Quarterly	Annualy

Cash	3,618.4	4,224.2	4,339.8	4,980.8	5,977.6	20%	65%
Government and private securities	617.8	766.2	619.0	757.2	911.7	20%	48%
Loans	2,518.0	2,155.3	2,159.2	1,929.6	1,917.1	-1%	-24%
Other receivables from financial intermediation	483.8	417.7	581.0	767.9	833.2	9%	72%
Receivables from financial leases	31.5	29.2	20.2	20.8	0.0	-100%	-100%
Investments in other companies	0.7	0.7	0.8	0.8	0.9	13%	29%
Other receivables	123.7	186.8	169.3	116.1	81.0	-30%	-35%
Items pending allocation	1.1	1.0	1.3	1.4	0.9	-36%	-18%
TOTAL ASSETS	7,395.0	7,781.1	7,890.6	8,574.6	9,722.4	13%	31%
Deposits	3,324.7	3,353.9	3,369.0	3,616.0	3,759.1	4%	13%
Other liabilities from financial intermediation	1,210.6	1,214.8	1,253.8	1,281.9	2,150.8	68%	78%
Other liabilities	8.4	7.1	8.2	5.7	17.5	207%	108%
Subordinated corporate bonds	740.2	789.8	810.4	892.7	981.1	10%	33%
Items pending allocation	0.0	0.2	2.8	0.1	1.0	900%	0%
TOTAL LIABILITIES	5,283.9	5,365.8	5,444.2	5,796.4	6,909.5	19%	31%

NET FX POSITION	2,111.1	2,415.3	2,446.4	2,778.2	2,812.9	1%	33%

12

4Q13 Earnings Release

Relevant and Recent Events

•	In December 2013, the Bank paid semi-annual interest on Class 1 Notes in an amount of USD7.3 million.

•	In February 2014, the Bank paid semi-annual interest on Class 2 Notes in an amount of USD4.5 million.

•	As of December 2013, Banco Macro satisfactorily extended loans regarding the productive investment program assigned for small & mid-sized companies (MiPyMES) required by BCRA Communication “A” 5449.

•	On December 23rd 2013, the Central Bank (BCRA), through the Resolution N°303, has authorized the merger of Banco Macro S.A., as surviving company, and Banco Privado de Inversiones S.A., as absorbed company. On January 23rd 2014, the Comisión Nacional de Valores (CNV) approved this Resolution and authorized the public offering of the shares to be hand over to the minority shareholders of ex- Banco Privado de Inversiones S.A.

13

4Q13 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	IV 12	I 13	II 13	III 13	IV 13

ASSETS	47,894.1	51,454.2	53,686.6	56,732.3	59,295.0
Cash	10,047.0	9,270.3	8,323.1	9,449.6	12,860.5
Government and Private Securities	2,343.1	4,451.2	5,040.0	4,436.9	2,441.3
-LEBAC/NOBAC	612.9	2,296.0	2,322.1	1,777.8	173.0
-Other	1,730.2	2,155.2	2,717.9	2,659.1	2,268.3
Loans	31,202.6	32,722.5	33,965.6	36,613.9	39,022.4
to the non-financial government sector	586.6	604.6	602.8	591.6	640.2
to the financial sector	299.3	464.4	441.0	513.8	364.9
to the non-financial private sector and foreign residents	31,203.9	32,562.1	33,869.6	36,494.4	39,023.8
-Overdrafts	4,280.6	5,296.2	4,487.6	5,642.0	4,450.0
-Documents	3,651.4	3,586.3	3,635.9	3,654.4	4,320.8
-Mortgage loans	1,508.5	1,603.2	1,896.9	1,916.2	2,308.9
-Pledge loans	928.7	983.2	1,144.0	1,168.9	1,429.4
-Personal loans	10,826.6	11,466.8	12,315.1	13,012.5	13,873.8
-Credit cards	4,725.2	4,884.1	5,310.9	5,755.4	6,841.4
-Other	4,808.5	4,272.3	4,635.8	4,878.0	5,206.6
-Accrued interest, adjustments, price differences receivables and unearned discount	474.4	470.0	443.4	467.0	592.9
Allowances	-887.2	-908.6	-947.8	-986.0	-1,006.5
Other receivables from financial intermediation	2,380.2	2,970.9	4,193.6	4,019.9	2,680.2
Receivables from financial leases	321.5	351.4	375.4	373.9	385.9
Investments in other companies	11.6	11.7	11.7	11.8	13.5
Other receivables	370.3	427.2	470.8	451.1	435.3
Other assets	1,217.8	1,249.0	1,306.4	1,375.2	1,455.9
LIABILITIES	41,695.0	44,797.2	46,584.5	49,058.3	50,667.6
Deposits	36,188.7	39,059.2	39,530.4	41,774.0	43,427.0
From the non-financial government sector	8,318.4	9,220.8	8,549.7	7,972.6	6,580.0
From the financial sector	24.2	20.2	24.1	20.9	26.9
From the non-financial private sector and foreign residents	27,846.1	29,818.2	30,956.6	33,780.5	36,820.1
-Checking accounts	6,716.9	6,509.7	7,145.8	7,494.3	8,602.7
-Savings accounts	6,467.2	6,728.4	7,384.0	7,454.0	8,440.7
-Time deposits	13,596.2	15,440.1	15,318.9	17,582.0	18,416.5
-Other	1,065.8	1,140.0	1,107.9	1,250.2	1,360.2
Other liabilities from financial intermediation	3,785.1	3,808.8	5,188.9	5,028.7	4,697.7
Subordinated corporate bonds	740.2	789.8	810.4	892.7	981.1
Other liabilities	981.0	1,139.4	1,054.8	1,362.9	1,561.8
SHAREHOLDERS' EQUITY	6,199.1	6,657.0	7,102.1	7,674.0	8,627.4

LIABILITIES + SHAREHOLDERS' EQUITY	47,894.1	51,454.2	53,686.6	56,732.3	59,295.0

14

4Q13 Earnings Release

ANNUAL BALANCE SHEET	MACRO consolidated			Variation
In MILLION $	2011	2012	2013	Annualy

ASSETS	41,179.2	47,894.1	59,295.0	24%
Cash	6,172.4	10,047.0	12,860.5	28%
Government and Private Securities	4,396.9	2,343.1	2,441.3	4%
LEBAC/NOBAC	1,303.9	612.9	173.0	-72%
Other	3,093.0	1,730.2	2,268.3	31%
Loans	24,318.3	31,202.6	39,022.4	25%
to the non-financial government sector	336.2	586.6	640.2	9%
to the financial sector	343.3	299.3	364.9	22%
to the non-financial private sector and foreign residents	24,238.0	31,203.9	39,023.8	25%
-Overdrafts	2,712.7	4,280.6	4,450.0	4%
-Documents	3,178.1	3,651.4	4,320.8	18%
-Mortgage loans	1,142.9	1,508.5	2,308.9	53%
-Pledge loans	667.1	928.7	1,429.4	54%
-Personal loans	9,023.3	10,826.6	13,873.8	28%
-Credit cards	3,068.8	4,725.2	6,841.4	45%
-Other	4,158.9	4,808.5	5,206.6	8%
-Accrued interest, adjustments, price differences receivables and unearned discount	286.2	474.4	592.9	25%
Allowances	-599.2	-887.2	-1,006.5	13%
Other receivables from financial intermediation	4,496.5	2,380.2	2,680.2	13%
Receivables from financial leases	326.8	321.5	385.9	20%
Investments in other companies	9.3	11.6	13.5	16%
Other receivables	329.3	370.3	435.3	18%
Other assets	1,129.7	1,217.8	1,455.9	20%
LIABILITIES	36,459.6	41,695.0	50,667.6	22%
Deposits	29,167.1	36,188.7	43,427.0	20%
From the non-financial government sector	5,836.2	8,318.4	6,580.0	-21%
From the financial sector	17.7	24.2	26.9	11%
From the non-financial private sector and foreign residents	23,313.2	27,846.1	36,820.1	32%
-Checking accounts	4,911.9	6,716.9	8,602.7	28%
-Savings accounts	6,175.5	6,467.2	8,440.7	31%
-Time deposits	11,433.2	13,596.2	18,416.5	35%
-Other	792.6	1,065.8	1,360.2	28%
Other liabilities from financial intermediation	5,732.5	3,785.1	4,697.7	24%
Subordinated corporate bonds	647.8	740.2	981.1	33%
Other liabilities	912.2	981.0	1,561.8	59%
SHAREHOLDERS' EQUITY	4,719.6	6,199.1	8,627.4	39%

LIABILITIES + SHAREHOLDERS' EQUITY	41,179.2	47,894.1	59,295.0	24%

15

4Q13 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	IV 12	I 13	II 13	III 13	IV 13
Financial income	1,921.4	2,047.0	2,129.5	2,589.3	2,987.7
Interest on cash and due from banks	0.1	0.1	0.0	0.1	0.0
Interest on loans to the financial sector	11.3	10.3	11.6	12.9	16.7
Interest on overdrafts	209.1	228.0	244.6	274.4	327.9
Interest on documents	120.3	126.6	149.8	175.3	202.4
Interest on mortgage loans	59.3	67.6	79.9	86.4	100.0
Interest on pledge loans	36.1	42.5	46.0	50.0	58.6
Interest on credit card loans	207.1	222.8	223.2	260.2	316.0
Interest on financial leases	14.9	15.8	16.5	17.7	18.4
Interest on other loans	998.5	1,051.7	1,121.7	1,243.3	1,366.0
Income from government & private securities, net	75.5	100.9	31.8	180.5	95.9
Interest on other receivables from fin. intermediation	0.4	0.9	0.8	0.5	0.9
Income from Guaranteed Loans - Decree 1387/01	6.3	12.1	3.3	1.1	9.5
CER adjustment	8.5	16.4	4.8	2.0	12.0
CVS adjustment	0.2	0.2	0.2	0.1	0.1
Difference in quoted prices of gold and foreign currency	113.7	102.1	135.9	227.5	342.6
Other	60.1	49.0	59.4	57.3	120.7
Financial expense	-798.5	-880.5	-932.4	-1,039.3	-1,169.3
Interest on checking accounts	-0.1	-0.1	-0.1	-0.1	-0.2
Interest on saving accounts	-9.8	-10.0	-10.6	-10.3	-10.2
Interest on time deposits	-614.5	-667.2	-707.0	-791.6	-900.0
Interest on interfinancing received loans	-1.0	-1.0	-1.0	-0.9	0.0
Interest on subordinated bonds	-17.9	-18.5	-19.0	-20.7	-22.8
Other Interest	-0.8	-0.8	-0.9	-0.8	-0.9
Interest on other liabilities from fin. intermediation	-15.0	-14.8	-14.8	-15.1	-17.0
CER adjustment	-1.1	-1.2	-0.9	-1.1	-1.1
Contribution to Deposit Guarantee Fund	-14.9	-15.9	-16.8	-17.1	-18.0
Other	-123.4	-151.0	-161.3	-181.6	-199.1
Net financial income	1,122.9	1,166.5	1,197.1	1,550.0	1,818.4
Provision for loan losses	-197.3	-128.5	-113.9	-139.1	-158.5

Fee income	730.6	764.5	849.0	884.0	928.8
Fee expense	-225.0	-204.5	-208.8	-277.6	-226.9
Net fee income	505.6	560.0	640.2	606.4	701.9

Administrative expenses	-895.7	-878.5	-1,002.5	-1,029.5	-1,104.9
Minority interest in subsidiaries	-4.2	-3.9	-4.1	-4.7	-5.4
Net other income	21.8	31.7	37.0	11.0	29.8
Earnings before income tax	553.1	747.3	753.8	994.1	1,281.3
Income tax	-127.3	-289.4	-293.4	-422.2	-327.9

Net income	425.8	457.9	460.4	571.9	953.4

16

4Q13 Earnings Release

ANNUAL INCOME STATEMENT	MACRO consolidated			Variation
In MILLION $	2011	2012	2013	Annualy
Financial income	4,698.6	6,904.4	9,753.5	41%
Interest on cash and due from banks	0.2	0.2	0.2	0%
Interest on loans to the financial sector	29.1	46.1	51.5	12%
Interest on overdrafts	456.9	721.0	1,074.9	49%
Interest on documents	234.9	414.8	654.1	58%
Interest on mortgage loans	158.4	198.8	333.9	68%
Interest on pledge loans	91.6	126.8	197.1	55%
Interest on credit card loans	371.4	740.7	1,022.2	38%
Interest on financial lesases	56.7	60.0	68.4	14%
Interest on other loans	2,398.3	3,537.2	4,782.7	35%
Income from government & private securities, net	493.9	361.5	409.1	13%
Net options results	1.1	0.0	0.0	0%
Interest on other receivables from fin. intermediation	0.7	1.0	3.1	210%
Income from Guaranteed Loans - Decree 1387/01	4.9	16.9	26.0	54%
CER adjustment	4.4	22.9	35.2	54%
CVS adjustment	0.4	0.4	0.6	50%
Difference in quoted prices of gold and foreign currency	283.2	387.0	808.1	109%
Other	112.5	269.1	286.4	6%
Financial expense	-1,718.7	-2,827.6	-4,021.5	42%
Interest on checking accounts	-0.2	-0.4	-0.5	25%
Interest on saving accounts	-25.2	-34.0	-41.1	21%
Interest on time deposits	-1,225.1	-2,167.6	-3,065.8	41%
Interest on interfinancing received loans	-4.9	-4.3	-2.9	-33%
Interest on subordinated bonds	-60.6	-66.8	-81.0	21%
Other Interest	-2.7	-3.0	-3.4	13%
Interest on other liabilities from fin. intermediation	-64.8	-62.5	-61.7	-1%
CER adjustment	-4.1	-4.4	-4.3	-2%
Contribution to Deposit Guarantee Fund	-44.2	-55.9	-67.8	21%
Other	-287.0	-428.7	-693.0	62%
Net financial income	2,979.9	4,076.8	5,732.0	41%
Provision for loan losses	-273.2	-600.4	-540.0	-10%

Fee income	1,969.2	2,644.7	3,426.3	30%
Fee expense	-428.0	-685.4	-917.8	34%
Net fee income	1,541.2	1,959.3	2,508.5	28%

Administrative expenses	-2,488.5	-3,115.4	-4,015.4	29%
Minority interest	-10.1	-13.8	-18.1	31%
Net other income	84.7	40.6	109.5	170%
Earnings before income tax	1,834.0	2,347.1	3,776.5	61%
Income tax	-657.9	-853.5	-1,332.9	56%

Net income	1,176.1	1,493.6	2,443.6	64%

17

4Q13 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	IV 12	I 13	II 13	III 13	IV 13
Profitability & performance
Net interest margin	12.5%	12.9%	12.3%	14.5%	15.0%
Net interest margin adjusted (1)	13.0%	13.2%	13.4%	14.2%	15.1%
Net fee income ratio	31.1%	32.4%	34.8%	28.1%	27.8%
Efficiency ratio	55.0%	50.9%	54.6%	47.7%	43.8%
Net fee income as a percentage of adm expenses	56.5%	63.7%	63.9%	58.9%	63.5%
Return on average assets	3.5%	3.7%	3.5%	4.3%	6.6%
Return on average equity	27.8%	28.4%	26.4%	30.1%	45.8%
Liquidity
Loans as a percentage of total deposits	88.7%	86.1%	88.3%	90.0%	92.2%
Liquid assets as a percentage of total deposits	31.8%	32.7%	29.5%	30.2%	33.3%
Capital
Total equity as a percentage of total assets	12.9%	12.9%	13.2%	13.5%	14.6%
Regulatory capital as a percentage of risk weighted assets	19.0%	20.2%	21.7%	23.1%	25.3%
Asset Quality
Allowances over total loans	2.8%	2.7%	2.7%	2.6%	2.5%
Non-performing loans as a percentage of total loans	1.8%	1.7%	1.9%	1.8%	1.7%
Allowances as a percentage of non-performing loans	155.4%	157.2%	145.9%	149.7%	151.7%

(1) Net interest margin excluding income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	IV 12	I 13	II 13	III 13	IV 13
Profitability & performance
Net interest margin	12.1%	12.9%	12.6%	13.3%	13.7%
Net interest margin adjusted (1)	12.6%	13.2%	13.3%	13.6%	13.9%
Net fee income ratio	32.5%	32.4%	33.7%	31.6%	30.4%
Efficiency ratio	51.6%	50.9%	52.8%	50.9%	48.7%
Net fee income as a percentage of adm expenses	62.9%	63.7%	63.8%	62.1%	62.5%
Return on average assets	3.3%	3.7%	3.6%	3.8%	4.6%
Return on average equity	27.1%	28.4%	27.3%	28.3%	33.3%
Liquidity
Loans as a percentage of total deposits	88.7%	86.1%	88.3%	90.0%	92.2%
Liquid assets as a percentage of total deposits	31.8%	32.7%	29.5%	30.2%	33.3%
Capital
Total equity as a percentage of total assets	12.9%	12.9%	13.2%	13.5%	14.6%
Regulatory capital as a percentage of risk weighted assets	19.0%	20.2%	21.7%	23.1%	25.3%
Asset Quality
Allowances over total loans	2.8%	2.7%	2.7%	2.6%	2.5%
Non-performing loans as a percentage of total loans	1.8%	1.7%	1.9%	1.8%	1.7%
Allowances as a percentage of non-performing loans	155.4%	157.2%	145.9%	149.7%	151.7%

(1) Net interest margin excluding income from government securities and guaranteed loans

18

4Q13 Earnings Release

ANNUAL RATIOS	MACRO consolidated
	2011	2012	2013
Profitability & performance
Net interest margin	10.9%	12.1%	13.7%
Net interest margin adjusted (1)	10.7%	12.6%	13.9%
Net fee income ratio	34.1%	32.5%	30.4%
Efficiency ratio	55.0%	51.6%	48.7%
Net fee income as a percentage of adm expenses	61.9%	62.9%	62.5%
Return on average assets	3.4%	3.3%	4.6%
Return on average equity	26.7%	27.1%	33.3%
Liquidity
Loans as a percentage of total deposits	85.4%	88.7%	92.2%
Liquid assets as a percentage of total deposits	34.7%	31.8%	33.3%
Capital
Total equity as a percentage of total assets	11.5%	12.9%	14.6%
Regulatory capital as a percentage of risk weighted assets	18.3%	19.0%	25.3%
Asset Quality
Allowances over total loans	2.4%	2.8%	2.5%
Non-performing loans as a percentage of total loans	1.5%	1.8%	1.7%
Allowances as a percentage of non-performing loans	159.2%	155.4%	151.7%
Amparos as a percentage of average equity	1.2%	0.0%	0.0%

(1) Net interest margin excluding income from government securities and guaranteed loans

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 19, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director